Exhibit 5.2

LARRY A. HOLLE 45 DISCOVERY DRIVE P.O. BOX 10969 BOZEMAN, MT 59719-0969 PHONE: 406-556-1430 FACSIMILE: 406-556-1433 LHOLLE@CROWLEYFLECK.COM
November 29, 2010
PHI, Inc.
2001 S.E. Evangeline Thruway
Lafayette, Louisiana, 70508

Re: Sky Leasing, LLC, Leasing Source, LLC and Vertilease, LLC note guarantees (SEC Form S-4)
Gentlemen:
You have asked for our opinion as to the enforceability of certain note guarantees (the “Guarantees”) by Sky Leasing, LLC, Leasing Source LLC and Vertilease LLC (hereinafter, collectively, the “Companies”) relative to SEC Form S-4 (the “Registration Statement) filed by PHI, Inc., with the Securities Exchange Commission with respect to PHI, Inc’s offer to exchange (the “Exchange Offer”) up to $297.00 million aggregate principal amount of its unregistered 8.625% Senior Notes due 2018 (the “Unregistered Notes”) for a like principal amount of its registered 8.625% Senior Notes due 2018 (the “Registered Notes”).
In connection therewith you have furnished us with copies (which you have represented to be true and correct copies of the originals and that the originals have not been amended or rescinded) of the following:
1)	Legal Opinions of Jones, Walker, Waechter, Poitevent, Carrier & Denegre, LLP, both dated November 29, 2010 (the “Opinions”)

2)	SEC Form S-4

3)	SEC Form S-3

4)	Indenture dated as of September 23, 2010 by and among PHI, Inc., the subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A. as trustee

5)	Written consent of the Manager and Sole Member of Leasing Source, LLC

6)	Written consent of the Manager and Sole Member of Vertilease, LLC

7)	Written consent of the Manager and Sole Member of Sky Leasing, LLC

8)	Operating Agreement of Leasing Source, LLC

9)	Operating Agreement of Vertilease, LLC

10)	Operating Agreement of Sky Leasing, LLC

November 29, 2010

11)	Guarantees

12)	Certificate of Existence for Leasing Source, LLC

13)	Certificate of Existence for Vertilease, LLC

14)	Certificate of Existence for Sky Leasing, LLC

15)	Officers certificate certifying as to the Companies’ organizational documents and resolutions.
With your permission, in forming our opinion, we have examined the foregoing documents and have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies. With the sole exception of the Companies as to the Guarantees, we have assumed: (1) the legal capacity of natural persons, the corporate or other powers of all persons signing on behalf of the parties thereto, the due authorization, execution and delivery of the Indenture, the Unregistered Notes, the Registered Notes, and all other documents by the parties thereto (the “Transaction Documents”); and (2) the Transaction Documents are legally binding and enforceable by, between and among the parties thereto and the intended beneficiaries thereof. We have assumed that the Guarantees are or will be entered into at the same time as the Exchange Offer and the Registered Notes as part of the same commercial transaction. We have relied upon the Opinions in issuing this opinion letter.
Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinafter, we are of the opinion that the Guarantees executed on behalf of Sky Leasing, LLC, Leasing Source LLC and Vertilease LLC are duly authorized and enforceable when (a) the Registration Statement has become effective under the Securities Act of 1933, as amended (the “Act”); (b) the Unregistered Notes have been exchanged in the manner described in the prospectus forming a part of the Registration Statement, (c) the Registered Notes have been duly executed, authenticated, issued and delivered by the Issuer in accordance with the terms of the Indenture, against receipt of the Unregistered Notes surrendered in exchange therefor, (d) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (e) applicable provisions of “blue sky” laws have been complied with. It is further our opinion that Sky Leasing, LLC, Leasing Source LLC and Vertilease, LLC are duly organized and validly existing legal entities under the laws of the State of Montana.
The opinions and other matters in this letter are qualified in their entirety and subject to the following limitations:
     A. We express no opinion as to the laws of any jurisdiction other than any published constitutions, treaties, laws, rules or regulations or judicial or administrative decisions of the State of Montana.
     B. The matters expressed in this letter are subject to and qualified and limited by: (1) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium and similar laws affecting creditor’s rights and remedies generally; (2) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity); (3) the

November 29, 2010

power of the courts to award damages in lieu of equitable remedies; (4) securities laws and public policy underlying such laws with respect to rights of indemnification and contribution; and (5) limitations on the waiver of rights under any stay, extension or usury law or other law, whether now or hereafter in force, which would prohibit or forgive the Companies or any party to the Transaction Documents from paying all or any portion of the Unregistered Notes or the Registered Notes.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Sincerely yours, CROWLEY FLECK PLLP
By	/s/ Larry A. Holle
Larry A. Holle

L/H:ho